UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-277578) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement—Standard Provisions, dated as of March 3, 2021 (incorporated by reference to Exhibit 1.1 of the registrant’s Report of Foreign Private Issuer on Form 6-K (Film No. 21729168) filed with the Securities and Exchange Commission on March 10, 2021).

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated March 5, 2024 for the 5.674% Fixed-to-Floating Rate Senior Callable Notes due 2028, the 5.690% Fixed-to-Floating Rate Senior Callable Notes due 2030, the 6.036% Fixed-to-Floating Rate Senior Callable Notes due 2055 and the Floating Rate Senior Callable Notes due 2028.

4.1	—	Senior Debt Securities Indenture, dated as of January 17, 2018, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee (incorporated by reference to Exhibit 4.1 of the registrant’s Report of Foreign Private Issuer on Form 6-K (Film No. 18530382) filed with the Securities and Exchange Commission on January 17, 2018).

4.2	—	Sixth Supplemental Indenture to the Senior Debt Securities Indenture, dated as of May 7, 2020, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar (incorporated by reference to Exhibit 4.2 of the registrant’s Report of Foreign Private Issuer on Form 6-K (Film No. 20855734), filed with the Securities and Exchange Commission on May 7, 2020).

4.3	—	Ninth Supplemental Indenture to the Senior Debt Securities Indenture, dated as of March 1, 2021, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar (incorporated by reference to Exhibit 4.3 of the registrant’s Form F-3 (Film No. 21697198), filed with the Securities and Exchange Commission on March 1, 2021).

4.4	—	Thirteenth Supplemental Indenture to the Senior Debt Securities Indenture, dated as of November 2, 2022, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar (incorporated by reference to Exhibit 4.4 of the registrant’s Report of Foreign Private Issuer on Form 6-K (Film No. 221353237) filed with the Securities and Exchange Commission on November 2, 2022).

4.5	—	Fourteenth Supplemental Indenture to the Senior Debt Securities Indenture, dated as of May 9, 2023, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar (incorporated by reference to Exhibit 4.5 of the registrant’s Report of Foreign Private Issuer on Form 6-K (Film No. 23901719), filed with the Securities and Exchange Commission on May 9, 2023).

4.6	—	Sixteenth Supplemental Indenture to the Senior Debt Securities Indenture, dated as of March 12, 2024, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

4.7	—	Seventeenth Supplemental Indenture to the Senior Debt Securities Indenture, dated as of March 12, 2024, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

4.8	—	The form of Global Security for the 5.674% Fixed-to-Floating Rate Senior Callable Notes due 2028 (incorporated by reference to the Exhibit A to Exhibit 4.7 above).

4.9	—	The form of Global Security for the 5.690% Fixed-to-Floating Rate Senior Callable Notes due 2030 (incorporated by reference to the Exhibit B to Exhibit 4.7 above).

4.10	—	The form of Global Security for the 6.036% Fixed-to-Floating Rate Senior Callable Notes due 2055 (incorporated by reference to the Exhibit C to Exhibit 4.7 above).

4.11	—	The form of Global Security for Floating Rate Senior Callable Notes due 2028 (incorporated by reference to the Exhibit D to Exhibit 4.7 above).

5.1	—	Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Barclays PLC, as to the validity of the 5.674% Fixed-to-Floating Rate Senior Callable Notes due 2028, the 5.690% Fixed-to-Floating Rate Senior Callable Notes due 2030, the 6.036% Fixed-to-Floating Rate Senior Callable Notes due 2055 and the Floating Rate Senior Callable Notes due 2028.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 5.674% Fixed-to-Floating Rate Senior Callable Notes due 2028, the 5.690% Fixed-to-Floating Rate Senior Callable Notes due 2030, the 6.036% Fixed-to-Floating Rate Senior Callable Notes due 2055 and the Floating Rate Senior Callable Notes due 2028.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 12, 2024	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary